Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces Third Quarter 2021 Unaudited Financial Results

(Hangzhou- November 16, 2021)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Net revenues were RMB22.2 billion (US$3.4 billion), an increase of 18.9% compared with the third quarter of 2020.

•	Online game services net revenues were RMB15.9 billion (US$2.5 billion), an increase of 14.7% compared with the third quarter of 2020.

•	Youdao net revenues were RMB1.4 billion (US$215.3 million), an increase of 54.8% compared with the third quarter of 2020.

•	Innovative businesses and others net revenues were RMB4.9 billion (US$761.1 million), an increase of 25.7% compared with the third quarter of 2020.

•	Gross profit was RMB11.8 billion (US$1.8 billion), an increase of 19.5% compared with the third quarter of 2020.

•	Total operating expenses were RMB8.0 billion (US$1.2 billion), an increase of 14.5% compared with the third quarter of 2020.

•	Net income attributable to the Company’s shareholders was RMB3.2 billion (US$493.8 million). Non-GAAP net income attributable to the Company’s shareholders was RMB3.9 billion (US$598.7 million). [1]

•	Basic net income per share was US$0.15 (US$0.74 per ADS). Non-GAAP basic net income per share was US$0.18 (US$0.90 per ADS). [1]

Third Quarter 2021 and Recent Operational Highlights

•	Broadened games portfolio and strengthened global appeal with new games in diverse genres including:

•	Naraka: Bladepoint, which broke the sales record of buy-to-play games by Chinese developers and led the Steam top-sellers chart, remaining in the top 5 for weeks following its global launch in August.

•	Harry Potter: Magic Awakened, which led China’s iOS top grossing chart and top download chart following its launch in September.

•	Exciting new titles in China such as Ace Racer, Infinite Lagrange and Nightmare Breaker.

•	Launched The Lord of the Rings: Rise to War in Europe, the Americas, Oceania and Southeast Asia.

•	Extended solid popularity of franchise titles including the Fantasy Westward Journey and Westward Journey Online series.

•	Enriched dynamic game development pipeline with exciting advancements to upcoming games including The Showbiz: Dream Chaser, the console version of Naraka: Bladepoint, Diablo® Immortal™, as well as Ghost World Chronicle, and Harry Potter: Magic Awakened in international markets.

•	Progressed Youdao’s capabilities as an education technology provider, with steady advancements in STEAM courses, adult learning and smart learning hardware devices.

•	Expanded NetEase Cloud Music’s content ecosystem and product innovation capabilities to strengthen its highly-engaged music-enteric community, delivering a solid financial performance.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic net income per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“With strong and steady contributions from our online game services, our total net revenues for the third quarter reached RMB22.2 billion, an increase of 18.9% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “It was a very fruitful season of diversification for our online games. Our flagship titles remained strong, and we introduced several new successful hits for PC and mobile platforms. New games such as Naraka: Bladepoint and Harry Potter: Magic Awakened captured wide interest from passionate game players who appreciate high quality game design. We will continue to bring more masterpieces to both domestic and global players in upcoming quarters. In addition, Youdao, NetEase Cloud Music and Yanxuan maintain their diverse and differentiated offerings. As an innovation-driven content creator, we will continue to deliver thoughtful premium content and products to our users across each of our carefully cultivated disciplines,” Mr. Ding concluded.

Third Quarter 2021 Financial Results

Net Revenues

Net revenues for the third quarter of 2021 were RMB22,190.7 million (US$3,444.0 million), compared with RMB20,524.5 million and RMB18,658.2 million for the preceding quarter and the third quarter of 2020, respectively.

Net revenues from online game services were RMB15,899.1 million (US$2,467.5 million) for the third quarter of 2021, compared with RMB14,528.1 million and RMB13,862.0 million for the preceding quarter and the third quarter of 2020, respectively. Net revenues from mobile games accounted for approximately 69.2% of net revenues from online game services for the third quarter of 2021, compared with 72.1% and 72.7% for the preceding quarter and the third quarter of 2020, respectively.

Net revenues from Youdao were RMB1,387.3 million (US$215.3 million) for the third quarter of 2021, compared with RMB1,293.4 million and RMB896.0 million for the preceding quarter and the third quarter of 2020, respectively.

Net revenues from innovative businesses and others were RMB4,904.4 million (US$761.1 million) for the third quarter of 2021, compared with RMB4,703.0 million and RMB3,900.1 million for the preceding quarter and the third quarter of 2020, respectively.

Gross Profit

Gross profit for the third quarter of 2021 was RMB11,810.8 million (US$1,833.0 million), compared with RMB11,189.6 million and RMB9,885.8 million for the preceding quarter and the third quarter of 2020, respectively.

The quarter-over-quarter and year-over-year increases in online game services gross profit were primarily due to increased net revenues resulting from the launch of new games such as Naraka: Bladepoint and Harry Potter: Magic Awakened, as well as from existing games such as Fantasy Westward Journey Online and Westward Journey Online II.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily attributable to the significant increase in net revenues from improved economies of scale and faculty compensation structure optimization for its learning services.

The quarter-over-quarter decrease in innovative businesses and others gross profit was primarily due to decreased gross profit from NetEase CC and other services. The year-over-year increase was primarily due to the increased net revenues from and improved cost control at NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the third quarter of 2021 was 64.5%, compared with 66.1% and 63.6% for the preceding quarter and the third quarter of 2020, respectively. Gross profit margin for online game services generally fluctuates within a narrow band based on the revenue mix of mobile and PC games, as well as NetEase’s self-developed and licensed games.

Gross profit margin for Youdao for the third quarter of 2021 was 56.6%, compared with 52.3% and 45.9% for the preceding quarter and the third quarter of 2020, respectively. The quarter-over-quarter and year-over-year increases were primarily attributable to the factors enumerated above.

Gross profit margin for innovative businesses and others for the third quarter of 2021 was 15.6%, compared with 19.3% and 16.8% for the preceding quarter and the third quarter of 2020, respectively. The fluctuation of gross profit margin is influenced by revenue contributions of different businesses and their respective gross profit margin.

Operating Expenses

Total operating expenses for the third quarter of 2021 were RMB8,035.6 million (US$1,247.1 million), compared with RMB7,431.5 million and RMB7,015.7 million for the preceding quarter and the third quarter of 2020, respectively. The quarter-over-quarter and year-over-year increases were mainly due to higher staff-related costs and research and development investments.

Other Income/ (Expenses)

Other income/ (expenses) comprised investment income/ (loss), interest income, exchange (losses)/ gains and others. The quarter-over-quarter and year-over-year changes were mainly due to investment income/ (loss) arising from fair value changes of equity investments with readily determinable fair value and unrealized net exchange (losses)/ gains arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

Income Taxes

The Company recorded a net income tax charge of RMB807.6 million (US$125.3 million) for the third quarter of 2021, compared with RMB1,113.2 million and RMB342.7 million for the preceding quarter and the third quarter of 2020, respectively. The effective tax rate for the third quarter of 2021 was 19.6%, compared with 24.3% and 10.9% for the preceding quarter and the third quarter of 2020, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB3,181.8 million (US$493.8 million) for the third quarter of 2021, compared with RMB3,541.8 million and RMB2,998.2 million for the preceding quarter and the third quarter of 2020, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB3,857.8 million (US$598.7 million) for the third quarter of 2021, compared with RMB4,227.9 million and RMB3,669.2 million for the preceding quarter and the third quarter of 2020, respectively.

NetEase reported basic net income of US$0.15 per share (US$0.74 per ADS) for the third quarter of 2021, compared with US$0.16 per share (US$0.82 per ADS) and US$0.14 per share (US$0.69 per ADS) for the preceding quarter and the third quarter of 2020, respectively.

NetEase reported non-GAAP basic net income of US$0.18 per share (US$0.90 per ADS) for the third quarter of 2021, compared with US$0.20 per share (US$0.98 per ADS) and US$0.17 per share (US$0.84 per ADS) for the preceding quarter and the third quarter of 2020, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0450 per share (US$0.2250 per ADS) for the third quarter of 2021, to holders of ordinary shares and holders of ADSs as of the close of business on December 1, 2021, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 1, 2021 (Beijing/ Hong Kong Time). The payment date is expected to be on December 13, 2021 for holders of ordinary shares and on or around December 16, 2021 for holders of ADSs.

NetEase paid a dividend of US$0.0480 per share (US$0.2400 per ADS) for the second quarter of 2021 in September 2021.

The Company’s policy is to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2021, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB98.3 billion (US$15.3 billion), compared with RMB100.1 billion as of December 31, 2020. Cash flow generated from operating activities was RMB6.3 billion (US$976.6 million) for the third quarter of 2021, compared with RMB4.7 billion and RMB5.4 billion for the preceding quarter and the third quarter of 2020, respectively.

Update on Youdao’s Disposition of Academic After-School Tutoring Business

As previously disclosed, in order to comply with applicable regulatory requirements, Youdao plans to dispose of its after-school tutoring business for academic subjects included in China’s compulsory education system. Youdao currently expects the transaction to be completed by the end of 2021, subject to execution of the definitive agreements and regulatory approval, although there can be no assurance as to if or when the proposed transaction will be completed.

Share Repurchase/ Purchase Program

On February 25, 2021, the Company announced that its board of directors had approved a new share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. On August 31, 2021, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$3.0 billion. As of September 30, 2021, approximately 13.5 million ADSs had been repurchased under this program for a total cost of US$1.3 billion.

On August 31, 2021, the Company also announced that its board of directors has approved a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of September 30, 2021, approximately 0.1 million ADSs had been purchased under this program for a total cost of US$1.8 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4434 on September 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2021, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. New York Time on Tuesday, November 16, 2021 (Beijing/ Hong Kong Time: 8:00 p.m., Tuesday, November 16, 2021). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8193 and providing conference ID: 1483146, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 1483146#. The replay will be available through November 29, 2021.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) provides premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; potential changes in government regulations, or changes in the interpretation and implementation of government regulations, that could adversely affect the industries and geographical markets in which NetEase and its subsidiaries operate, including, among others, recently announced government initiatives to enhance supervision of overseas-listed, China-based companies and increase scrutiny of data security and cross-border data flow, as well as recent guidelines restricting certain activities in China’s education market; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	9,117,219	22,266,781	3,455,750
Time deposits	71,079,327	59,412,400	9,220,660
Restricted cash	3,051,386	3,461,021	537,142
Accounts receivable, net	4,576,445	5,422,326	841,532
Inventories, net	621,207	1,038,607	161,189
Prepayments and other current assets, net	6,112,433	7,688,224	1,193,194
Short-term investments	13,273,026	9,654,207	1,498,309
Total current assets	107,831,043	108,943,566	16,907,776
Non-current assets:
Property, equipment and software, net	4,555,406	4,956,832	769,288
Land use right, net	4,178,257	4,112,765	638,291
Deferred tax assets	1,086,759	1,103,624	171,280
Time deposits	6,630,000	6,953,000	1,079,089
Restricted cash	-	1,409	219
Other long-term assets, net	17,593,117	21,717,108	3,370,442
Total non-current assets	34,043,539	38,844,738	6,028,609
Total assets	141,874,582	147,788,304	22,936,385

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,134,413	1,098,916	170,549
Salary and welfare payables	3,538,732	2,584,787	401,153
Taxes payable	4,282,835	4,009,110	622,204
Short-term loans	19,504,696	19,614,143	3,044,067
Deferred revenue	10,945,143	13,570,701	2,106,140
Accrued liabilities and other payables	7,337,672	8,130,628	1,261,854
Total current liabilities	46,743,491	49,008,285	7,605,967
Non-current liabilities:
Deferred tax liabilities	713,439	1,582,558	245,609
Other long-term payable	623,728	747,260	115,973
Total non-current liabilities	1,337,167	2,329,818	361,582
Total liabilities	48,080,658	51,338,103	7,967,549
Redeemable noncontrolling interests	10,796,120	11,345,638	1,760,815
NetEase, Inc.’s shareholders’ equity	82,126,798	83,780,065	13,002,462
Noncontrolling interests	871,006	1,324,498	205,559
Total shareholders’ equity	82,997,804	85,104,563	13,208,021
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	141,874,582	147,788,304	22,936,385

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	18,658,222	20,524,501	22,190,749	3,443,950	53,905,395	63,232,461	9,813,524
Cost of revenues	(8,772,379)	(9,334,887)	(10,379,981)	(1,610,948)	(24,849,755)	(29,179,440)	(4,528,578)
Gross profit	9,885,843	11,189,614	11,810,768	1,833,002	29,055,640	34,053,021	5,284,946

Operating expenses:
Selling and marketing expenses	(3,442,821)	(3,013,447)	(3,134,030)	(486,394)	(7,627,289)	(8,914,159)	(1,383,456)
General and administrative expenses	(783,815)	(1,011,183)	(1,140,296)	(176,971)	(2,561,871)	(3,101,673)	(481,372)
Research and development expenses	(2,789,051)	(3,406,859)	(3,761,239)	(583,735)	(7,340,006)	(10,228,287)	(1,587,405)
Total operating expenses	(7,015,687)	(7,431,489)	(8,035,565)	(1,247,100)	(17,529,166)	(22,244,119)	(3,452,233)
Operating profit	2,870,156	3,758,125	3,775,203	585,902	11,526,474	11,808,902	1,832,713

Other income / (expenses):
Investment income/ (loss), net	1,280,483	889,392	(264,611)	(41,067)	1,881,911	1,320,079	204,873
Interest income, net	446,914	386,207	349,550	54,249	1,188,617	1,124,685	174,548
Exchange (losses) / gains, net	(1,571,326)	(591,720)	153,310	23,793	(1,310,261)	(159,091)	(24,691)
Other, net	109,940	147,588	117,636	18,257	597,847	413,191	64,126
Income before tax	3,136,167	4,589,592	4,131,088	641,134	13,884,588	14,507,766	2,251,569
Income tax	(342,700)	(1,113,228)	(807,648)	(125,345)	(2,489,188)	(3,194,284)	(495,745)
Net income	2,793,467	3,476,364	3,323,440	515,789	11,395,400	11,313,482	1,755,824
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(118,448)	(145,415)	(147,825)	(22,942)	(655,425)	(437,067)	(67,832)
Net loss attributable to noncontrolling interests	323,221	210,805	6,167	957	347,077	286,273	44,429
Net income attributable to the Company’s shareholders	2,998,240	3,541,754	3,181,782	493,804	11,087,052	11,162,688	1,732,421
Net income per share *
Basic	0.89	1.06	0.96	0.15	3.37	3.34	0.52
Diluted	0.87	1.05	0.95	0.15	3.33	3.30	0.51
Net income per ADS *
Basic	4.43	5.29	4.78	0.74	16.87	16.71	2.59
Diluted	4.37	5.23	4.73	0.73	16.65	16.50	2.56
Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,384,051	3,347,507	3,325,892	3,325,892	3,286,194	3,340,925	3,340,925
Diluted	3,431,274	3,385,953	3,361,727	3,361,727	3,329,149	3,382,467	3,382,467

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	2,793,467	3,476,364	3,323,440	515,789	11,395,400	11,313,482	1,755,824
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	913,049	814,370	805,485	125,009	2,495,256	2,439,685	378,633
Fair value changes of equity security investments	(1,103,428)	(203,720)	1,194,338	185,358	(1,279,669)	513,021	79,620
Impairment losses of investments and other long-term assets	-	4,797	26,055	4,044	6,600	30,852	4,788
Fair value changes of short-term investments	(133,943)	(170,676)	(184,564)	(28,644)	(461,787)	(473,244)	(73,446)
Share-based compensation cost	676,751	700,114	688,226	106,811	2,034,510	2,038,593	316,385
(Reversal of)/ allowance for expected credit losses	(2,146)	27,384	212,010	32,903	46,488	252,998	39,265
Losses on disposal of property, equipment and software	2,645	1,424	4,008	622	3,752	5,273	818
Unrealized exchange losses/ (gains)	1,568,627	572,708	(157,292)	(24,411)	1,305,960	141,369	21,940
Losses/ (gains) on disposal of long-term investments, business and subsidiaries	2,995	(166,505)	(1)	-	(27,241)	(173,829)	(26,978)
Deferred income taxes	(550,137)	202,894	307,994	47,800	162,220	838,963	130,205
Share of results on equity method investees and revaluation gains from previously held equity interest	(28,915)	(342,760)	(730,363)	(113,351)	(86,074)	(1,125,015)	(174,600)
Changes in operating assets and liabilities:
Accounts receivable	43,177	573,111	(1,178,290)	(182,868)	(885,908)	(1,089,522)	(169,091)
Inventories	34,429	(9,608)	(154,072)	(23,911)	126,198	(417,175)	(64,745)
Prepayments and other assets	65,383	593,379	(38,490)	(5,974)	(804,808)	(230,335)	(35,747)
Accounts payable	147,811	(178,097)	172,696	26,802	(222,565)	(66,055)	(10,251)
Salary and welfare payables	(447,645)	856,775	(647,029)	(100,417)	(853,515)	(1,016,409)	(157,744)
Taxes payable	240,464	(1,397,390)	(434,893)	(67,494)	906,404	(273,665)	(42,472)
Deferred revenue	1,000,530	(381,446)	2,154,751	334,412	1,774,212	2,514,243	390,204
Accrued liabilities and other payables	177,853	(250,312)	928,647	144,124	1,038,491	1,334,899	207,173
Net cash provided by operating activities	5,400,967	4,722,806	6,292,656	976,604	16,673,924	16,558,129	2,569,781
Cash flows from investing activities:
Purchase of property, equipment and software	(350,866)	(421,872)	(407,688)	(63,272)	(752,225)	(1,159,306)	(179,921)
Proceeds from sale of property, equipment and software	4,903	2,458	11,030	1,712	9,645	15,007	2,329
Purchase of intangible assets, content and licensed copyrights	(755,132)	(566,736)	(218,168)	(33,859)	(1,901,408)	(1,211,037)	(187,950)
Net change in short-term investments with terms of three months or less	298,667	1,668,673	167,978	26,070	601,474	5,169,261	802,257
Purchase of short-term investments	(4,555,000)	(2,450,000)	(630,000)	(97,774)	(17,705,000)	(10,985,000)	(1,704,845)
Proceeds from maturities of short-term investments	11,295,357	813,211	6,251,750	970,256	20,528,551	9,922,302	1,539,917
Investment in long-term investments and acquisition of subsidiaries	(647,533)	(3,376,973)	(586,124)	(90,965)	(1,373,300)	(4,521,538)	(701,732)
Proceeds from disposal of long-term investments, businesses and subsidiaries	397,342	266,284	33,731	5,235	628,150	498,915	77,431
Placement/rollover of matured time deposits	(26,718,380)	(27,223,584)	(11,723,614)	(1,819,476)	(76,798,135)	(54,669,947)	(8,484,643)
Proceeds from maturities of time deposits	13,550,559	25,790,186	28,328,155	4,396,461	46,633,442	65,599,476	10,180,879
Change in other long-term assets	(21,957)	(44,877)	(69,429)	(10,775)	(108,582)	(168,959)	(26,222)
Net cash (used in)/ provided by investing activities	(7,502,040)	(5,543,230)	21,157,621	3,283,613	(30,237,388)	8,489,174	1,317,500

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term loans	68,978	1,320,614	612,885	95,118	529,452	2,170,415	336,843
Payment of short-term loans	-	(582,328)	(235,284)	(36,516)	(456,566)	(985,312)	(152,918)
Net changes in short-term loans with terms of three months or less	1,031,040	4,978,642	(7,967,910)	(1,236,600)	5,875,786	(867,227)	(134,592)
Net amounts (paid for)/ received from issuance of shares in Hong Kong	(212)	-	-	-	22,083,255	(13,800)	(2,142)
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	4,815	8,176	34,800	5,401	(278,952)	1,550,025	240,560
Cash paid for repurchase of NetEase's/purchase of Youdao's ADSs	(2,223,165)	(2,468,969)	(6,310,841)	(979,427)	(8,045,058)	(10,798,277)	(1,675,866)
Dividends paid to shareholders	(1,377,570)	(1,278,879)	(1,028,116)	(159,561)	(3,419,251)	(2,567,837)	(398,522)
Net cash (used in)/ provided by financing activities	(2,496,114)	1,977,256	(14,894,466)	(2,311,585)	16,288,666	(11,512,013)	(1,786,637)
Effect of exchange rate changes on cash, cash equivalents
and restricted cash held in foreign currencies	(25,033)	(25,112)	14,435	2,240	229,123	25,316	3,929
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(4,622,220)	1,131,720	12,570,246	1,950,872	2,954,325	13,560,606	2,104,573
Cash, cash equivalents and restricted cash, at the beginning of the period	13,974,405	12,027,245	13,158,965	2,042,239	6,397,860	12,168,605	1,888,538
Cash, cash equivalents and restricted cash, at end of the period	9,352,185	13,158,965	25,729,211	3,993,111	9,352,185	25,729,211	3,993,111
Supplemental disclosures of cash flow information:
Cash paid for income tax, net	948,130	1,240,692	898,112	139,385	1,698,730	2,688,995	417,325
Cash paid for interest expense	47,862	48,082	52,765	8,189	199,874	144,749	22,465

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	13,862,035	14,528,082	15,899,070	2,467,497	41,208,535	45,408,936	7,047,356
Youdao	896,041	1,293,407	1,387,292	215,304	2,060,719	4,020,566	623,982
Innovative businesses and others	3,900,146	4,703,012	4,904,387	761,149	10,636,141	13,802,959	2,142,186
Total net revenues	18,658,222	20,524,501	22,190,749	3,443,950	53,905,395	63,232,461	9,813,524

Cost of revenues:
Online game services	(5,044,177)	(4,921,966)	(5,637,027)	(874,853)	(14,905,362)	(15,861,706)	(2,461,698)
Youdao	(484,488)	(616,661)	(601,741)	(93,389)	(1,131,902)	(1,790,817)	(277,930)
Innovative businesses and others	(3,243,714)	(3,796,260)	(4,141,213)	(642,706)	(8,812,491)	(11,526,917)	(1,788,950)
Total cost of revenues	(8,772,379)	(9,334,887)	(10,379,981)	(1,610,948)	(24,849,755)	(29,179,440)	(4,528,578)

Gross profit:
Online game services	8,817,858	9,606,116	10,262,043	1,592,644	26,303,173	29,547,230	4,585,658
Youdao	411,553	676,746	785,551	121,915	928,817	2,229,749	346,052
Innovative businesses and others	656,432	906,752	763,174	118,443	1,823,650	2,276,042	353,236
Total gross profit	9,885,843	11,189,614	11,810,768	1,833,002	29,055,640	34,053,021	5,284,946

Gross profit margin:
Online game services	63.6%	66.1%	64.5%	64.5%	63.8%	65.1%	65.1%
Youdao	45.9%	52.3%	56.6%	56.6%	45.1%	55.5%	55.5%
Innovative businesses and others	16.8%	19.3%	15.6%	15.6%	17.1%	16.5%	16.5%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.4434 on the last trading day of September 2021 (September 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	200,116	197,370	180,669	28,039	612,984	565,965	87,836
Operating expenses
- Selling and marketing expenses	25,563	26,434	29,289	4,546	77,408	79,954	12,409
- General and administrative expenses	236,323	258,544	258,805	40,166	714,283	746,952	115,925
- Research and development expenses	214,749	217,766	219,463	34,060	629,835	645,722	100,215

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	2,998,240	3,541,754	3,181,782	493,804	11,087,052	11,162,688	1,732,421
Add: Share-based compensation	671,004	686,111	675,999	104,913	2,021,102	2,003,644	310,961
Non-GAAP net income attributable to the Company’s shareholders	3,669,244	4,227,865	3,857,781	598,717	13,108,154	13,166,332	2,043,382

Non-GAAP net income per share *
Basic	1.08	1.26	1.16	0.18	3.99	3.94	0.61
Diluted	1.07	1.25	1.15	0.18	3.94	3.89	0.60

Non-GAAP net income per ADS *
Basic	5.42	6.31	5.80	0.90	19.94	19.70	3.06
Diluted	5.35	6.24	5.74	0.89	19.69	19.46	3.02

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.